ImaRx Therapeutics, Inc.
1635 East 18th Street
Tucson, AZ 85719
December 5, 2006
VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-0405

Re:	ImaRx Therapeutics, Inc.
Withdrawal of Registration Statement on Form S-1 (File No. 333-134311) and Registration Statement on Form 8-A (File No. 001-33043)
Ladies and Gentlemen:
     ImaRx Therapeutics, Inc., a Delaware corporation (the “Company”), hereby makes application to withdraw its Registration Statement on Form S-1 (File No. 333-134311), including all amendments and exhibits thereto (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on May 19, 2006, as amended on June 28, 2006, August 15, 2006, September 8, 2006 and September 21, 2006, to be withdrawn effective immediately.
     The Registration Statement is being withdrawn because of unfavorable market conditions. The Registration Statement was not declared effective by the Commission and none of the Company’s securities were sold pursuant to the prospectus included in the Registration Statement. The Company may undertake a subsequent private offering of its securities in reliance on Securities Act Rule 155(c), promulgated under the Securities Act of 1933, as amended (the “Securities Act”). The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477 under the Securities Act.
     The Company request that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.
     In addition, the Company hereby requests that the Commission consent to the withdrawal of the Company’s registration statement on Form 8-A (File No. 001-33043), filed with the Commission on September 22, 2006, with such application to be approved effective as of the date hereof or at the earliest practicable date hereafter.
     Please provide the Company a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number of the Company is (520) 791-2437. If you have any questions with respect to this matter, please contact the Company’s counsel, Mark F. Hoffman, Esq. or Heidi M. Drivdahl, Esq. of DLA Piper US LLP, at (206) 839-4800.

Very truly yours,
IMARX THERAPEUTICS, INC.

By:	/s/ Brad Zakes

Brad Zakes, Chief Executive Officer